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BD 3/29 *

SEC 07006102 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53246

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SOVEREIGN SECURITIES CORPORATION, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 MARKET STREET, CONCOURSE LEVEL
(No. and Street)

PHILADELPHIA (City) PENNSYLVANIA (State) 19102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

AMEDEO G. PICCIONI (267) 256-2871
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST + YOUNG LLP
(Name – *if individual, state last, first, middle name*)

2001 MARKET STREET (Address) PHILADELPHIA (City) PENNSYLVANIA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
E APR 1 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KA 4/3

OATH OR AFFIRMATION

I, AMEDEO G. PICCIONI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOVEREIGN SECURITIES CORPORATION, LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOT APPLICABLE

A. G. Piccioni
Signature

CHIEF FINANCIAL OFFICER
Title

Adrienne Yost Hart
Notary Public

NOTARIAL SEAL
ADRIENNE YOST HART
Notary Public
CITY OF PHILADELPHIA, PHILADELPHIA COUNTY
My Commission Expires Aug 26, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOVEREIGN SECURITIES CORPORATION, LLC

Statement of Financial Condition

December 31, 2006 with Report of
Independent Registered Public Accounting Firm

0702-0809911-PH

Sovereign Securities Corporation, LLC

Statement of Financial Condition

December 31, 2006

Contents

0702-0809911-PH



Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of
Sovereign Securities Corporation, LLC

We have audited the accompanying statement of financial condition of Sovereign Securities Corporation, LLC (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 26, 2007

Sovereign Securities Corporation, LLC

Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents	$ 50,834
Cash segregated under federal and other regulations	250,000
Securities owned, at market value (cost $67,798,845)	67,491,680
Receivables from broker-dealers	12,340,061
Receivables from customers	29,924
Due from affiliate – deferred tax asset	167,135
Accrued interest receivable	316,167
Fixed assets (at cost, net of accumulated depreciation of $204,362)	98,126
Other assets	807,479
Total assets	$ 81,551,406
Liabilities and member's interest	
Liabilities:	
Loan payable to affiliate	$ 20,725,000
Payables to customers	2,445,000
Payables to broker-dealers	1,435,311
Due to affiliate – other	967,653
Due to affiliate – deferred tax liability	94,223
Accrued liabilities	782,545
Other liabilities	3,579
Total liabilities	26,453,311
Member's interest	55,098,095
Total liabilities and member's interest	$ 81,551,406

See accompanying notes.

Sovereign Securities Corporation, LLC

Notes to Statement of Financial Condition

December 31, 2006

1. Organization

Sovereign Securities Corporation, LLC (the "Company"), is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company is a wholly-owned subsidiary of Sovereign Bank (the "Parent"), which in turn is a wholly-owned subsidiary of Sovereign Bancorp, Inc. ("SBI"), a multi-billion dollar thrift holding company headquartered in Philadelphia, Pennsylvania. The Company is located in Philadelphia, Pennsylvania, and has additional sales offices in Boston and Hyannis, Massachusetts.

The Company primarily provides transaction arrangement services. Transaction arrangement services are primarily provided to professional portfolio managers at institutional clients, including broker-dealers, banks, depository institutions, insurance companies, money managers, and retirement funds. The Company also provides underwriting services for government agency and municipal security offerings. Additionally, the Company enters into agent transactions by acting as the intermediary between parties for various investment and derivative transactions, whereby it earns arrangement fees. The Company also acts as principal in certain investment transaction services.

2. Significant Accounting Policies

Securities Transactions

Transactions in issued securities are recorded at market value on a trade-date basis, as if they had settled. Securities are valued based on prices obtained from third-party pricing sources and third-party valuation models.

Amounts receivable and payable for issued securities transactions that have not reached their contractual settlement date are recorded gross on the statement of financial condition.

Contractual securities commitments represent firm commitments to purchase and sell securities when issued. These commitments are stated at fair value beginning on their trade date, and are included in other assets on the statement of financial condition.

Revenue Recognition

Arrangement fees for agent transactions are recorded on a trade-date basis. Realized and unrealized profit or loss arising from securities transactions is recorded in member's interest on the statement of financial condition.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments, including government money market funds, with a maturity date of three months or less. The carrying amount of cash and cash equivalents in the statement of financial condition approximates its fair value.

Derivative Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally futures, and certain options, are based on quoted market prices. At December 31, 2006, there were no derivatives for which a quoted market price was not available.

Derivatives used for economic hedging purposes may include swaps, forwards, futures, and options. Unrealized gains or losses on these derivative contracts are included in receivables from or payables to broker-dealers on the statement of financial condition. The Company applies FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and, as such, all financial instruments are marked to market with changes in fair values reflected in earnings. The disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*. Under this pronouncement, deferred taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates that will apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date.

2. Significant Accounting Policies (continued)

Income Taxes (continued)

The Company is included in the consolidated federal income tax return filed by SBI. Federal income taxes are calculated as if the Company filed on a separate-return basis, and the amount of current tax or benefit calculated is either remitted to or received from SBI. At December 31, 2006, the Company had deferred tax liabilities of $94,223, due primarily from the vesting of stock incentive plans and deferred tax assets of $167,135, due primarily to unpaid severance expense.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

3. Receivables From and Payables to Broker-Dealers

Amounts receivable from and payable to broker-dealers at December 31, 2006 consisted of the following:

	Receivables	Payables
Forward securities transactions sold and purchased	$ 12,271,023	$ 1,435,311
Fees receivable on underwriting transactions	19,600	–
Equity margin on futures positions	49,438	–
	$ 12,340,061	$ 1,435,311

4. Receivables From and Payables to Customers

Amounts receivable from and payable to customers at December 31, 2006 consist of the following:

	Receivables	Payables
Forward securities transactions purchased	$ –	$ 2,445,000
Other	29,924	–
	$ 29,924	$ 2,445,000

5. Securities Owned

Securities owned consist of trading securities with fair values at December 31, 2006 as follows:

U.S. Government obligations	$ 14,181,117
State and municipal obligations	42,469,856
Asset-backed securities	10,840,707
	$ 67,491,680

Included in securities owned at December 31, 2006 are U.S. Government obligations with a market value of $991,664 on deposit and pledged as collateral at clearing organizations and depositories.

6. Income Taxes

The results of the Company's operations are included in the Parent's consolidated U.S. federal income tax returns. The Company is not subject to state income taxes. In accordance with the Parent's Intercompany Tax Sharing Agreement, the Company reimburses the Parent for all taxes generated by the Company that are paid by the Parent. During the year ended December 31, 2006, the Parent overpaid the Company its tax benefit, resulting in the Company owing $162,548 to the Parent. This amount is included in the net due to affiliate on the statement of financial condition. The Company's effective tax rate differs from the statutory rate due primarily from income earned on tax-exempt investments.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (the SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the Company may not allow advances to affiliates, the withdrawal of equity capital or payment of dividends if such payment would result in aggregate indebtedness greater than 10 times net capital or if net capital would fail to be at least 120% of the minimum required net capital.

At December 31, 2006, the Company had net capital of $49,282,134, which was $47,620,549 in excess of its required net capital of $1,661,585. The Company's aggregated indebtedness to net capital ratio was .51 to 1.

8. Special Account for the Exclusive Benefit of Customers

Pursuant to Rule 15c3-3 of the SEC, the Company is required to deposit cash or acceptable equivalents in a special bank account for the exclusive benefit of its customers. At December 31, 2006, the Company segregated and secured $250,000 in this account in accordance with federal and other regulations.

9. Financial Instruments and Concentrations of Credit Risk

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to broker-dealers, receivables from and payables to affiliates and customers, and bank loans from affiliates. Financial instruments are carried at contract amounts which approximate fair value since they either have short-term maturities, are re-priced frequently, or bear market interest rates.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review and monitor, as necessary, the credit standing of each counterparty as well as the exposure to each counterparty.

The Company periodically uses derivatives as financial instruments, which primarily include futures contracts, whose value is based upon an underlying asset, index or reference rate. The Company records its derivative activities at fair value and unrealized gains and losses are included in receivables from or payables to broker-dealers on the statement of financial condition. These derivative financial instruments are used to economically hedge other positions or transactions and are subject to varying degrees of market and credit risk.

Additionally, in the normal course of business the Company enters into transactions for securities purchased and sold on a when-issued basis (when-issued securities), which are recorded on the statement of financial condition as other assets.

9. Financial Instruments and Concentrations of Credit Risk (continued)

As of December 31, 2006, the gross contractual or notional amounts of derivative financial instruments used for trading purposes was $44,700,000, and was comprised of exchange-traded futures contracts. The gross unrealized gain associated with these contracts was $49,438 at December 31, 2006, and is included in receivables from broker-dealers.

10. Related Party Transactions

The Company periodically enters into securities transactions with affiliates.

The Company entered into a Management and Expense agreement (the Agreement) with its Parent. Under the Agreement, the Parent provides various administrative services to the Company including payroll, accounting, procurement, payment processing, and facilities. In return, the Company reimburses the Parent for amounts due under the Agreement on a monthly basis. As of December 31, 2006, the Company owed the Parent $805,105 for these services. This amount is included in due to affiliate on the statement of financial condition.

On August 27, 2002, the Company entered into a $200,000,000 line of credit agreement with its Parent. The line of credit has an interest rate equal to the fed funds rate, is payable on demand, has no stated maturity, and is adjustable if mutually agreed upon by the Company and the Parent. At December 31, 2006, $20,725,000 was outstanding under the line of credit agreement.

Employees of the Company participate in 401(k) and other benefit programs of the Parent. The Company reimburses its Parent for its proportionate share of the cost of such plans on a monthly basis.

Additionally, certain key employees of the Company participate in various restricted stock and other equity-based plans offered by the Parent. Participants are determined annually at the discretion of the Parent, and stock awards vest over a period ranging from three to five years, depending on the award, provided the employee meets certain conditions. The Company reimburses its Parent for its share of equity-based expense on a monthly basis.

The financial condition of the Company could be materially different in the absence of its relationship with its Parent.

Sovereign Securities Corporation, LLC

Notes to Statement of Financial Condition (continued)

11. Commitments

The Company is committed to pay technology and vendor expenses under noncancelable leases with minimum rental payments.

The future minimum lease commitments of the Company are as follows:

2007	$ 826,244
2008	381,496
	$ 1,207,740

At December 31, 2006, the Company had commitments of $55 million to purchase and $50 million to sell debt securities at future issue dates.


END